UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Verona Pharma plc
(Name of Issuer)
Ordinary Shares, nominal value £0.05 per share American Depositary Shares
(Title of Class of Securities)
925050106**
(CUSIP Number)
John Heard Abingworth LLP Princes House 38 Jermyn Street London, England SW1Y 6DN +44 20 7534 1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**The CUSIP number is for the American Depositary Shares that trade on the NASDAQ Global Market, each representing eight Ordinary Shares. No CUSIP number has been assigned to the Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925050106
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth LLP 98-051-8585

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) ☐
		(b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	8,619,774*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	8,619,774*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 8,619,774*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13. Percent of Class Represented by Amount in Row (11): 8.6%*

14. Type of Reporting Person (See Instructions): PN

*As of the filing date of this Schedule 13D (the “Filing Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 8,619,774 Ordinary Shares, nominal value £0.05 per share (the “Ordinary Shares”), of Verona Pharma plc (the “Issuer”), including (i) 3,510,553 Ordinary Shares, (ii) 3,705,000 Ordinary Shares underlying 463,125 American Depositary Shares (the “ADSs”) of the Issuer and (iii) 1,404,221 Ordinary Shares underlying warrants (the “Warrants”) to purchase Ordinary Shares at a current exercise price of £1.7238 per share. The securities reported above are held by Abingworth Bioventures VI, LP (“ABV VI”). Abingworth, as the investment manager of ABV VI, may be deemed to beneficially own the aggregate of 8,619,774 Ordinary Shares reported above. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own approximately 8.6% of the Ordinary Shares of the Issuer deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 99,014,164 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s global offering, as reported by the Issuer in its Prospectus (File No. 333-217124) filed with the Securities and Exchange Commission on April 28, 2017 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

CUSIP No. 925050106
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures VI, LP 98-1059389

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) ☐
		(b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	8,619,774*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	8,619,774*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 8,619,774*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13. Percent of Class Represented by Amount in Row (11): 8.6%*

14. Type of Reporting Person (See Instructions): PN

*As of the Filing Date, Abingworth may be deemed to beneficially own an aggregate of 8,619,774 Ordinary Shares of the Issuer, including (i) 3,510,553 Ordinary Shares, (ii) 3,705,000 Ordinary Shares underlying 463,125 ADSs and (iii) 1,404,221 Ordinary Shares underlying Warrants. The securities reported above are held by ABV VI. Abingworth, as the investment manager of ABV VI, may be deemed to beneficially own the aggregate of 8,619,774 Ordinary Shares reported above. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ABV VI may be deemed to beneficially own approximately 8.6% of the Ordinary Shares of the Issuer deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 99,014,164 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s global offering, as reported by the Issuer in its Prospectus (File No. 333-217124) filed with the Securities and Exchange Commission on April 28, 2017 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

Item 1. Security and Issuer

This Schedule 13D relates to the Ordinary Shares, nominal value £0.05 per share (“Ordinary Shares”), of Verona Pharma plc, a corporation organized under the laws of England and Wales (the “Issuer”), including Ordinary Shares underlying American Depositary Shares (the “ADSs”) of the Issuer, with each ADS representing eight Ordinary Shares. The CUSIP number of the ADSs is 925050106. No CUSIP number has been assigned to the Ordinary Shares.

The principal executive offices of the Issuer are located at 3 More London Riverside, London SE1 2RE, United Kingdom.

Item 2. Identity and Background

This statement is being filed on behalf of Abingworth Bioventures VI, LP (“ABV VI”), and Abingworth LLP (“Abingworth” together with ABV VI, the “Reporting Persons”), the investment manager of ABV VI.

Abingworth Bioventures VI GP LP, a Scottish limited partnership, serves as the general partner of ABV VI. Abingworth General Partner VI LLP, an English limited liability partnership (together with Abingworth Bioventures VI GP LP, the “General Partners”), serves as the general partner of Abingworth Bioventures VI GP LP. ABV VI (acting by its general partner Abingworth Bioventures VI GP LP, acting by its general partner Abingworth General Partner VI LLP) has delegated to Abingworth all investment and dispositive power over the securities held by ABV VI. An investment committee of Abingworth, comprised of Stephen W. Bunting, Timothy Haines, Kurt von Emster and Genghis Lloyd-Harris, approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over the securities held by ABV VI. Each of Abingworth Bioventures VI GP LP, Abingworth General Partner VI LLP, Mr. von Emster, Dr. Bunting, Dr. Haines and Dr. Lloyd-Harris disclaims beneficial ownership of the securities held by ABV VI.

The address of the principal business office of each of the Reporting Persons is c/o Abingworth LLP, Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

The principal business of ABV VI is to invest in and assist growth-oriented businesses in the life science and biomedical industries. The principal business of Abingworth is to serve as the investment manager to certain investment funds, including ABV VI.

None of the Reporting Persons, the General Partners or any of their respective executive officers has, during the last five years, been convicted in a criminal proceeding.

None of the Reporting Persons, the General Partners or any of their executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ABV VI is a limited partnership organized under the laws of England. Abingworth is a limited liability partnership organized under the laws of England.

Item 3. Source and Amount of Funds or Other Consideration

On July 29, 2016, pursuant to that certain Securities Purchase Agreement, dated as of June 17, 2016, by and among the Issuer, ABV VI and the other investors party thereto, ABV VI purchased 3,510,553 Ordinary Shares and warrants (the “Warrants”) to purchase 1,404,221 Ordinary Shares at a current exercise price of £1.7238 per share (after giving effect to a 50-for-one share consolidation effected February 10, 2017) (the “July 2016 Placement”). ABV VI purchased such securities in the July 2016 Placement with its investment capital. On May 2, 2017, ABV VI purchased 463,125 ADSs in the global offering described in the Prospectus filed with the Securities and Exchange Commission on April 28, 2017 (the “May 2017 Offering”). ABV VI purchased such securities in the May 2017 Offering with its investment capital. The ADSs trade on the NASDAQ Global Market, with each ADS representing eight Ordinary Shares.

Pursuant to the terms of the Warrants, the Warrants vested upon the closing of the May 2017 Offering and will remain exercisable through May 2, 2022 (which is the fifth anniversary of such closing date). ABV VI is prohibited from exercising the Warrants to the extent that after giving effect to such exercise it (together with its affiliates) would beneficially own in excess of 9.99% of the Ordinary Shares outstanding immediately after giving effect to such exercise; provided that ABV VI may increase or decrease such percentage to any other percentage (or waive the applicability of the blocker) upon written notice to the Issuer; provided, further, that any such increase (or waiver) will not be effective until the sixty-first day after such notice is delivered to the Issuer. This description of the Warrants is qualified in its entirety by the terms of the form of Warrant, which is incorporated by reference as an exhibit to this Schedule 13D.

As a result of the foregoing, as of the filing date of this Schedule 13D (the “Filing Date”), ABV VI may be deemed to beneficially own an aggregate of 8,619,774 Ordinary Shares of the Issuer, including (i) 3,510,553 Ordinary Shares purchased in the July 2016 Placement, (ii) 3,705,000 Ordinary Shares underlying 463,125 ADSs purchased in the May 2017 Offering and (iii) 1,404,221 Ordinary Shares underlying Warrants purchased in the July 2016 Placement. Abingworth does not directly own any of these securities.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

In connection with the July 2016 Placement, ABV VI entered into a Relationship Agreement, dated as of July 29, 2016, by and among ABV VI, the Issuer and NPlus1 Singer Advisory LLP, as the Issuer’s nominated advisor on the AIM market of the London Stock Exchange (the “Relationship Agreement”), a copy of which is incorporated by reference as an exhibit to this Schedule 13D. The Relationship Agreement regulates the relationship between the Issuer and certain investors in the July 2016 Placement to ensure that: (i) all transactions, agreements, relationships and arrangements entered into among such investors and the Issuer and its subsidiaries are only be made on an arm’s length basis and on normal commercial terms; and (ii) that the Issuer is capable of carrying on its business independently of such investors.

Pursuant to the Relationship Agreement, the Issuer agreed to appoint representatives designated by ABV VI and certain other investors to its board of directors. Andrew Sinclair, Ph.D., a Partner and a Portfolio Manager at Abingworth, currently serves as the representative of ABV VI in this capacity. In addition, among certain other restrictions specified in the Relationship Agreement, ABV VI has agreed to certain standstill provisions restricting its ability to acquire additional share capital in the Issuer without the prior consent of a majority of independent members of the board of directors of the Issuer.

The Relationship Agreement continues in effect after the May 2017 Offering. The board appointment rights and other obligations of ABV VI under the Relationship Agreement terminate upon the earlier of: (i) ABV VI ceasing to beneficially hold the lesser of (a) 6.5% of the issued Ordinary Shares or (b) 60% of the 7,215,553 Ordinary Shares held by ABV VI following the May 2017 Offering (excluding Ordinary Shares underlying the Warrants); or (ii) the Ordinary Shares ceasing to be admitted to the AIM market.

Also in connection with the July 2016 Placement, ABV VI entered into a Registration Rights Agreement, dated as of July 29, 2016, by and among ABV VI, the Issuer and the other investors party thereto (the “Registration Rights Agreement”), a copy of which is incorporated by reference as an exhibit to this Schedule 13D. The Registration Rights Agreement provides certain shelf and demand registration rights to ABV VI and such other investors in the July 2016 Placement with respect to the Ordinary Shares and the Ordinary Shares underlying the Warrants purchased. The Registration Rights Agreement terminates upon the earlier of (i) May 2, 2022 (which is the fifth anniversary of the closing date of the May 2017 Offering) and (ii) the date on which there are no registrable securities remaining thereunder.

The foregoing descriptions of the Relationship Agreement and the Registration Rights Agreement are qualified in their entirety by the terms of such documents, which are incorporated by reference as exhibits to this Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

As of the Filing Date, ABV VI beneficially owns an aggregate of 8,619,774 Ordinary Shares, including (i) 3,510,553 Ordinary Shares purchased in the July 2016 Placement, (ii) 3,705,000 Ordinary Shares underlying 463,125 ADSs purchased in the May 2017 Offering and (iii) 1,404,221 Ordinary Shares underlying Warrants purchased in the July 2016 Placment. Abingworth, as the investment manager of ABV VI, may be deemed to beneficially own such Ordinary Shares.

ABV VI has the right to receive dividends from, or proceeds from the sale of, the Ordinary Shares, the ADSs and the Warrants (including the Ordinary Shares issuable upon exercise of the Warrants) owned by it. The limited partners or shareholders of ABV VI have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, such securities in accordance with their respective ownership interests in ABV VI.

Except as described herein, during the past sixty days on or prior to April 27, 2017 (the “Event Date”), and from the Event Date to the Filing Date, there were no other purchases or sales of Ordinary Shares, or securities convertible into or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The executive officers and directors of the Issuer (including Dr. Sinclair) and certain other shareholders of the Issuer (including ABV VI) entered into lock-up agreements (each, a “Lock-Up Agreement”), a form of which is incorporated as Exhibit 6 hereto, with the representatives of the underwriters in the May 2017 Offering. Pursuant to the Lock-Up Agreements, Dr. Sinclair and ABV VI each agreed with such representatives, for a period of 180 days following April 26 (which is the date of the final prospectus relating to the May 2017 Offering), 2017, subject to certain specified exceptions, not to engage in certain specified dispositions or hedging transactions relating to the ADSs, the Ordinary Shares and other related securities of the Issuer. The representatives may release the securities subject to such Lock-Up Agreements. This description of the Lock-Up Agreements is qualified in its entirety by reference to the terms thereof, which is incorporated by reference as an exhibit to this Schedule 13D.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer and any of the Reporting Persons.

Item 7. Material to be Filed as Exhibits

The following exhibits are incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated as of May 8, 2017, between Abingworth Bioventures VI, LP and Abingworth LLP.

Exhibit 2	Form of Deposit Agreement (including Form of American Depository Receipt) relating to the American Depository Shares of Verona Pharma plc (incorporated by reference to Exhibit 4.1 to the Form F-1/A filed by the Issuer with the Securities and Exchange Commission on April 18, 2017).

Exhibit 3	Form of Warrant (incorporated by reference to Exhibit 4.3 to the Form F-1 filed by the Issuer with the Securities and Exchange Commission on April 3, 2017).

Exhibit 4	Relationship Agreement, dated as of July 29, 2016, among Verona Pharma plc, Abingworth Bioventures VI, LP and NPlus1 Singer Advisory LLP (incorporated by reference to Exhibit 10.13 to the Form F-1 filed by the Issuer with the Securities and Exchange Commission on April 3, 2017).

Exhibit 5	Registration Rights Agreement, dated as of July 29, 2016, among Verona Pharma plc, Abingworth Bioventures VI, LP and the other investors party thereto (incorporated by reference to Exhibit 10.1 to the Form F-1 filed by the Issuer with the Securities and Exchange Commission on April 3, 2017).

Exhibit 6	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Form F-1/A filed by the Issuer with the Securities and Exchange Commission on April 18, 2017).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2017

ABINGWORTH BIOVENTURES VI, LP

By: Abingworth LLP, its Manager

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

This Agreement will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on the date hereof with respect to the beneficial ownership by the undersigned of the Ordinary Shares, nominal value £0.05 per share, of Verona Pharma plc is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of May 8, 2017

ABINGWORTH BIOVENTURES VI, LP

By: Abingworth LLP, its Manager

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory